FOR IMMEDIATE RELEASE	CNQ Symbol: GVGI

GRANDVIEW GOLD INC. SIGNS LETTER OF INTENT WITH
FRONTEER DEVELOPMENT GROUP INC.

August 25, 2005. –Toronto, Ontario – Grandview Gold Inc. (CNQ:GVGI) ("Grandview Gold" or the “Company”) – is pleased to announce that it has signed a letter of intent to enter into an option and joint venture agreement with Fronteer Development Group Inc. (TSX:FRG; AMEX:FRG) (“Fronteer”) which would allow Grandview Gold to earn a 51% interest in Fronteer’s Dixie Lake Property.

The Dixie Lake Property is located 25 kilometres southeast of the town of Red Lake, Ontario and 25 kilometres south of Placer Dome Inc.’s Campbell Mine and Goldcorp Inc.’s Red Lake Mine. Previous operators on the property include Newmont Mining Corp. and Teck Corporation.

With Fronteer’s technical focus now in Turkey and Newfoundland, the Dixie Lake Property fits perfectly into Grandview Gold’s Canadian exploration strategy of aggressively exploring the Red Lake – Rice Lake greenstone belts with our existing and Red Lake Gold Camp and Bissett Gold Camp properties.

Mr. Raymond Pecoskie, President and C.E.O. of Grandview Gold, stated, “We are very excited to be working with Fronteer, Mark O’Dea and their experienced team of geoscientists, who have a proven track record of accretive acquisitions of mineral exploration properties. The Dixie Lake Property is a mid-stage exploration property with an established gold resource and was the property of merit allowing Fronteer to become listed on the TSX.”

Grandview Gold Inc. is a gold exploration company, listed on the CNQ Exchange under the symbol “GVGI”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Grandview Gold Inc.
Raymond Pecoskie, President & CEO.
Suite 400, 56 Temperance Street
Toronto, ON, Canada, M5H 3V5
Phone: 416-409-8245
Email: info@grandviewgold.com

This news release contains forward-looking statements regarding the timing and content of upcoming programs and may be subject to regulatory approval. Actual results may differ materially from those currently anticipated in such statements.